# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Mint Incorporation Limited, CIK 0001998560
CUSIP: G6146G109
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: 503 Park Tower, 15 Austin Road, Tsim Sha Tsui, Kowloon, Hong Kong (K3), 0000
Date of event which requires filing of this statement: 01/07/2025
Filed by CIK 0002069852
Persons authorized to receive notices and communications: Cheong Shing Ku, 503 Park Tower, 15 Austin Road,, Tsim Sha Tsui,, Kowloon, Hong Kong (K3), 0000, 852 2866-1663

## Reporting persons
- I Sparks Enterprise Limited (CIK 0002069852): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC); sole voting power 1,563,800; shared voting power 0; sole dispositive power 1,563,800; shared dispositive power 0; aggregate amount beneficially owned 1,563,800 (30.2% of the class)
  Comment: * I Sparks Enterprise Limited (the "Reporting Person") is a BVI business company with limited liability incorporated under the laws of the British Virgin Islands, which is wholly owned by Mr. Cheong Shing Ku, the chairman of the board of directors of the Issuer. Mr. Ku holds the voting and dispositive power over the Class A Ordinary Shares and Class B Ordinary Shares held by the Reporting Person. Each of the Class A Ordinary Shares has one vote per share, while each of the Class B Ordinary Shares has twenty (20) votes per share. The registered address of I Sparks Enterprise Limited is at the office of Ogier Global (BVI) Limited, Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands.
  
  ** The calculation is based on 15,750,000 Class A Ordinary Shares and 7,000,000 Class B Ordinary Shares of the Issuer reported in the Issuer's prospectus on Form 424B4 filed with the U.S. Securities and Exchange Commission ("SEC") on January 8, 2025.
- Cheong Shing Ku: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 1,563,800; shared voting power 0; sole dispositive power 1,563,800; shared dispositive power 0; aggregate amount beneficially owned 1,563,800 (30.2% of the class)
  Comment: * I Sparks Enterprise Limited is a BVI business company with limited liability incorporated under the laws of the British Virgin Islands, which is wholly owned by Mr. Cheong Shing Ku (the "Reporting Person"), the chairman of the board of directors of the Issuer. Mr. Ku holds the voting and dispositive power over the Class A Ordinary Shares and Class B Ordinary Shares held by the Reporting Person. Each of the Class A Ordinary Shares has one vote per share, while each of the Class B Ordinary Shares has twenty (20) votes per share.
  
  ** The calculation is based on 15,750,000 Class A Ordinary Shares and 7,000,000 Class B Ordinary Shares of the Issuer reported in the Issuer's prospectus on Form 424B4 filed with the SEC on January 8, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares
Name of issuer: Mint Incorporation Limited
Address of issuer's principal executive offices: 503 Park Tower, 15 Austin Road, Tsim Sha Tsui, Kowloon, Hong Kong (K3), 0000

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by I Sparks Enterprise Limited and Mr. Cheong Shing Ku (collectively, the "Reporting Persons").
Residence or business address: Mr. Ku is the chairman of the board of directors of the Issuer, with its principal executive office located at 503 Park Tower, 15 Austin Road, Tsim Sha Tsui, Kowloon, Hong Kong. The registered address of I Sparks Enterprise Limited is at the office of Ogier Global (BVI) Limited, Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands
Present principal occupation or employment: I Sparks Enterprise Limited is an investment holding company primarily engaged in acquiring, holding, and managing equity interests in subsidiaries and other investments. It does not engage in direct business operations. Mr. Ku, the chairman of the board of directors of the Issuer, with its principal executive office located at 503 Park Tower, 15 Austin Road, Tsim Sha Tsui, Kowloon, Hong Kong.
Criminal convictions in the last five years: During the past five years, neither (1) I Sparks Enterprise Limited nor any of its officers or directors, nor (2) Mr. Ku has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No.
Citizenship:
I Sparks Enterprise Limited is a company incorporated in the British Virgin Islands.
Mr. Ku is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Issuer was incorporated on October 18, 2023. In connection with the incorporation, on the same date of its incorporation, the Issuer issued 1,117 Class A Ordinary Shares with no par value to I Sparks Enterprise Limited, at the consideration of US$446.81. As part of its reorganization, on November 29, 2023, the Issuer issued 1,625 Class B Ordinary Shares to I Sparks Enterprise Limited. On August 19, 2024, the Issuer effectuated a share split of its issued and outstanding shares at a ratio of 1-to-1,400 (the "Share Split), so that there were 14,000,000 Class A Ordinary Shares and 7,000,000 Class B Ordinary Shares issued and outstanding post-Share Split.

The Reporting Persons are deemed to hold the voting and dispositive power over the 1,563,800 Class A Ordinary Shares and 2,275,000 Class B Ordinary Shares of the Issuer.

I Sparks Enterprise Limited: WC
Mr. Ku: PF

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons are pre-IPO shareholder of the issuer. The Reporting Persons acquired with the intent to exercise control over the Issuer. The Reporting Persons intend to continue actively participating in the Issuer's management and strategic direction.

Except as set forth herein, the Reporting Persons do not have any present plans or proposals which relate to or would result in any of the transactions described in paragraphs (a) through (j) of this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of the Reporting Persons to Rows (7) through (13), including the footnotes thereto, of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5. The information set forth in Item 2, 3 and 4 above is hereby incorporated by reference. The aggregate number of ordinary shares beneficially owned by the Reporting Persons is 1,563,800 Class A Ordinary Shares and 2,275,000 Class B Ordinary Shares, representing 30.2% of the voting power of the Issuer. Percentage of beneficial ownership of the Reporting Persons is based on 15,750,000 Class A Ordinary Shares and 7,000,000 Class B Ordinary Shares of the Issuer reported in the Issuer's prospectus on Form 424B4 filed with the SEC on January 8, 2025. Each of the Class A Ordinary Shares has one vote per share, while each of the Class B Ordinary Shares has twenty (20) votes per share.
Number of shares as to which each person has sole or shared power to vote or dispose:
(i) Cheong Shing Ku
Sole Voting Power: 1,563,800 Class A Ordinary Shares and 2,275,000 Class B Ordinary Shares
Shared Voting Power: 0
Sole Dispositive Power: 1,563,800 Class A Ordinary Shares and 2,275,000 Class B Ordinary Shares
Shared Dispositive Power: 0

(ii) I Sparks Enterprise Limited
Sole Voting Power: 1,563,800 Class A Ordinary Shares and 2,275,000 Class B Ordinary Shares
Shared Voting Power: 0
Sole Dispositive Power: 1,563,800 Class A Ordinary Shares and 2,275,000 Class B Ordinary Shares
Shared Dispositive Power: 0
Transactions in the class effected during the past sixty days: The Reporting Persons have not engaged in any transactions in the class of securities reported on that were effected during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as set forth herein, the Reporting Persons have no contracts, arrangements, understandings, or relationships with respect to the Issuer's securities requiring disclosure under this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A - Share Subscription Letter dated October 18, 2023, by and between I Sparks Enterprise Limited and the Issuer.
Exhibit B - Application for Shares dated November 29, 2023, submitted by I Sparks Enterprise Limited to the Issuer.
Exhibit C - Joint Filing Agreement.

## Signatures
- I Sparks Enterprise Limited: /s/ Cheong Shing Ku, Cheong Shing Ku / Director at I Sparks Enterprise Limited (05/28/2025)
- Cheong Shing Ku: /s/ Cheong Shing Ku, Cheong Shing Ku / Chairman of the Board (05/28/2025)